 EXHIBIT 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

February 28, 2017

Intellipharmaceutics International Inc.
February 28, 2017

Table of contents

Condensed unaudited interim consolidated balance sheets	2
Condensed unaudited interim consolidated statements of operations and comprehensive loss	3
Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4
Condensed unaudited interim consolidated statements of cash flows	5
Notes to the condensed unaudited interim consolidated financial statements	6-22

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)

	February 28,	November 30,
	2017	2016
	$	$

Assets
Current
Cash	2,384,624	4,144,424
Accounts receivable, net	1,069,551	472,474
Investment tax credits	743,605	681,136
Prepaid expenses, sundry and other assets	443,549	400,642
Inventory (Note 3)	402,974	-
	5,044,303	5,698,676

Deferred offering costs (Note 6)	394,741	386,375
Property and equipment, net (Note 4)	2,520,572	1,889,638
	7,959,616	7,974,689

Liabilities
Current
Accounts payable	1,018,352	807,295
Accrued liabilities	624,825	384,886
Employee costs payable	1,077,091	1,044,151
Capital lease obligations	9,497	14,829
Convertible debenture (Note 5)	1,321,032	1,494,764
Deferred revenue (Note 3)	450,000	450,000
	4,500,797	4,195,925

Deferred revenue (Note 3)	2,587,500	2,662,500
	7,088,297	6,858,425

Shareholders' equity
Capital stock (Notes 6, 7 and 9)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
30,155,837 common shares	30,733,030	29,830,791
(November 30, 2016 - 29,789,992)
Additional paid-in capital	34,860,748	34,017,071
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(65,006,880)	(63,016,019)
	871,319	1,116,264
Contingencies (Note 11)
	7,959,616	7,974,689

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss for the three months ended February 28, 2017 and February 29, 2016

(Stated in U.S. dollars)
	2017	2016
	$	$
Revenue
Licensing (Note 3)	1,160,366	566,937
Up-front fees (Note 3)	75,000	-
	1,235,366	566,937

Expenses
Research and development	2,031,192	1,812,608
Selling, general and administrative	961,578	756,428
Depreciation	91,508	92,235
	3,084,278	2,661,271

Loss from operations	(1,848,912)	(2,094,334)
Net foreign exchange (loss) gain	(16,588)	29,895
Interest income	5	140
Interest expense	(125,366)	(55,741)
Net loss and comprehensive loss	(1,990,861)	(2,120,040)

Net loss per common share, basic and diluted
Basic and diluted	(0.07)	(0.09)
Weighted average number of common shares outstanding
Basic and diluted	29,966,330	24,431,202

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity(deficiency)
for the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)
				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2015	24,244,050	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 8)	-	-	8,051	-	-	8,051
Stock options to employees (Note 7)	-	-	660,109	-	-	660,109
Proceeds from ATM financing (Note 6)	193,043	397,244	-	-	-	397,244
Financing cost for shares issued (Note 6)	-	(25,794)	-	-	-	(25,794)
Issuance of common shares on exercise of warrants (Note 9)	58,139	262,463	(140,371)	-	-	122,092
Modification of convertible debenture (Note 5)	-	-	83,101	-	-	83,101
Net loss	-	-	-	-	(2,120,040)	(2,120,040)
Balance, February 29, 2016	24,495,232	22,115,155	31,579,983	284,421	(54,992,482)	(1,012,923)

Balance, November 30, 2016	29,789,992	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 8)	-	-	7,261	-	-	7,261
Stock options to employees (Note 7)	-	-	822,925	-	-	822,925
Proceeds from ATM financing (Note 6)	221,358	577,023	-	-	-	577,023
Financing cost for shares issued (Note 6)	-	(46,070)	-	-	-	(46,070)
Issuance of common shares on exercise of warrants (Note 9)	137,487	352,351	(87,001)	-	-	265,350
Common shares issued for options exercised (Note 7)	7,000	18,935	(6,470)	-	-	12,465
Modification of convertible debenture (Note 5)	-	-	106,962	-	-	106,962
Net loss	-	-	-	-	(1,990,861)	(1,990,861)
Balance, February 28, 2017	30,155,837	30,733,030	34,860,748	284,421	(65,006,880)	871,319

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)
	2017	2016
	$	$

Net loss	(1,990,861)	(2,120,040)
Items not affecting cash
Depreciation	91,508	92,235
Stock-based compensation (Note 7)	822,925	660,109
Deferred share units (Note 8)	7,261	8,051
Accreted interest on convertible debenture (Note 5)	83,230	8,831
Unrealized foreign exchange gain	(37,871)	(18,046)

Change in non-cash operating assets & liabilities
Accounts receivable	(597,077)	192,329
Investment tax credits	(62,469)	(82,562)
Prepaid expenses, sundry and other assets	(42,907)	(69,576)
Inventory	(402,974)	-
Accounts payable, accrued liabilities and employee costs payable	483,936	(455,398)
Deferred revenue (Note 3)	(75,000)	-
Cash flows used in operating activities	(1,720,299)	(1,784,067)

Financing activities
Repayment of principal on convertible debenture (Note 5)	(150,000)	-
Issuance of common shares on exercise of options (Note 7)	12,465	-
Repayment of capital lease obligations	(5,332)	(5,322)
Issuance of common shares on at-the-market financing (Note 6)	577,023	397,244
Financing cost for shares issued	(16,565)	(11,142)
Proceeds from issuance of common shares on exercise of warrants (Note 9)	265,350	122,092
Cash flows provided from financing activities	682,941	502,872

Investing activity
Purchase of property and equipment (Note 4)	(722,442)	(49,317)
Cash flows used in investing activities	(722,442)	(49,317)

Decrease in cash	(1,759,800)	(1,330,512)
Cash, beginning of period	4,144,424	1,755,196

Cash, end of period	2,384,624	424,684

Supplemental cash flow information
Interest paid	30,062	15,277
Taxes paid	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $1,990,861 for the three months ended February 28, 2017 (three months ended February 29, 2016 - $2,120,040), and has an accumulated deficit of $65,006,880 as at February 28, 2017 (November 30, 2016 - $63,016,019). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from anticipated revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.
Basis of presentation

(a)
  Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”). Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2016.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2016. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)
Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

3.
Significant accounting policies

(a)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of Accounting Standards Codification (“ASC”) topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(a)
Revenue recognition

evaluates arrnagments with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recongnizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates.  Licensing revenue is recongnized as earned in accordance with the cotract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss. During the three months ended February 28, 2017 the Company recorded licensing revenue of $1,160,366 (three months ended February 29, 2016 - $566,937).

The Company also has a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provides Mallinckrodt an exclusive license to market sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the three months ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt LLC pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the three months ended February 28, 2017, the Company recognized $75,000 of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva Pharmaceuticals USA, Inc. which it continues to record as deferred revenue as the criteria for revenue recognition have not been met. As of February 28, 2017, the Company has recorded a deferred revenue balance of $3,037,500 (November 30, 2016 -$3,112,500) relating to the underlying contracts, of which $450,000 is considered a current liability.

Other incidental services

Incidental services which the Company may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

(b)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(c)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of February 28, 2017, the Company had pre-launch inventories of $402,974 relating to the anticipated launch by Mallinckrodt of our generic Seroquel XR® ANDA product candidate. Should the Company not secure final FDA approval for this product, or should the launch be delayed, inventory write-offs may occur to the extent the Company is unable to recover the full value of its inventory. The recoverability of the cost of pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(d)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s functional and reporting currency is the U.S. dollar.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Future Accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D. The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Future Accounting pronouncements (continued)

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

4.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
	$	$	$	$	$	$	$	$
Cost
Balance at November 30, 2015	293,870	124,151	129,860	3,483,398	1,142,121	276,300	76,458	5,526,158
Additions	1,426	-	-	450,295	63,689	-	-	515,410
Balance at November 30, 2016	295,296	124,151	129,860	3,933,693	1,205,810	276,300	76,458	6,041,568
Additions	27,563	-	30,643	537,035	127,201	-	-	722,442
Balance at February 28, 2017	322,859	124,151	160,503	4,470,728	1,333,011	276,300	76,458	6,764,010

Accumulated depreciation
Balance at November 30, 2015	214,525	110,860	104,089	1,968,088	1,142,122	155,203	71,833	3,766,720
Depreciation	24,147	6,646	5,154	321,986	1,670	24,219	1,388	385,210
Balance at November 30, 2016	238,672	117,506	109,243	2,290,074	1,143,792	179,422	73,221	4,151,930
Depreciation	5,627	830	1,703	71,766	6,495	4,844	243	91,508
Balance at February 28, 2017	244,299	118,336	110,946	2,361,840	1,150,287	184,266	73,464	4,243,438

Net book value at:
November 30, 2016	56,624	6,645	20,617	1,643,619	62,018	96,878	3,237	1,889,638
February 28, 2017	78,560	5,815	49,557	2,108,888	182,724	92,034	2,994	2,520,572

As at February 28, 2017, there was $422,339 (November 30, 2016 - $266,963) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

5.
Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	February 28,	November 30,
	2017	2016
	$	$
Convertible debenture payable to two directors and officers
of the Company, unsecured, 12% annual interest rate,
payable monthly	1,321,032	1,494,764

On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the original principal amount of $1.5 million (the “Debenture”), which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the Debenture. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted down to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 6.6% imputed rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument was accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Effective December 1, 2016, the maturity date of the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 26.3% imputed rate of interest.

Accreted interest expense during the three months ended February 28, 2017 is $83,230 (three months ended February 29, 2016 - $8,831) and has been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the three months ended February 28, 2017 is $39,918 (three months ended February 29, 2016 – $44,846) and has also been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

6.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at February 28, 2017, the Company has 30,155,837 (2016 - 29,789,992) common shares issued and outstanding and no preference shares issued and outstanding.

(b)
 In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market  issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.

During the three months ended February 28, 2017, an aggregate of 221,358 (three months ended February 29, 2016 – 193,043) common shares were sold on NASDAQ for gross proceeds of $577,023 (three months ended February 29, 2016 – $397,244), with net proceeds to the Company of $560,458 (three months ended February 29, 2016 – $386,102), respectively, under the at-the-          market offering program. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at February 28, 2017, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $4,891,688 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $4.9 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the three months ended February 28, 2017, costs directly related to the at the-market facility of $16,565 (three months ended February 29, 2016 – $11,142) were recorded in share offering costs and an additional $29,505 (three months ended February 29, 2016 - $14,652) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility.

(d)
In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and offering expenses. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification. The Company recorded $4,764,777 as the value of common shares under Capital stock and $1,175,190 as the value of the warrants under Additional Paid in Capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

(e)
The direct costs related to the issuance of the unit shares were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under Additional Paid in Capital.

7.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 3,015,584 based on the number of issued and outstanding common shares as at February 28, 2017. As at February 28, 2017, 2,621,520 options are outstanding and there were 394,064 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 2,211,152 performance-based stock options have vested as of February 28, 2017. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. These options were outstanding as at February 28, 2017.

In the three months ended February 28, 2017, Nil (three months ended February 29, 2016 – Nil) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than seven years. For options that have an expected life of less than seven years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

7.
Options (continued)

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	February 28, 2017			February 29, 2016
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
	#	$	$	#	$	$

Outstanding, beginning of period	5,392,460	3.48	1.88	5,062,007	3.89	2.17
Exercised	(7,000)	2.32	1.20	-	-	-
Expired	-	-	-	(2,982)	406.29	270.30
Balance at, end of period	5,385,460	3.48	1.88	5,059,025	3.65	2.01

Options exercisable end of period	4,389,610	3.49	1.96	4,086,342	3.69	2.10

Total unrecognized compensation cost relating to the unvested performance-based stock options at February 28, 2017 is approximately $1,577,773 (February 28, 2016 - $1,861,896). For the three months ended February 28, 2017, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $788,886 relating to these stock options was recognized in research and development expense (three months ended February 29, 2016 - $620,632).

For the three months ended February 28, 2017, 7,000 options were exercised for cash consideration of $12,465. For the three months ended February 29, 2016, no options were exercised.

The following table summarizes the components of stock-based compensation expense.
	For the three months ended
	February 28, 2017	February 29, 2016
	$	$

Research and development	801,113	635,774
Selling, general and administrative	21,812	24,335
	822,925	660,109

The Company has estimated its stock option forfeitures to be approximately 4% at February 28, 2017 (three months ended February 29, 2016 – 4%).

8.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the three months ended February 28, 2017, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at February 28, 2017,
79,099 DSUs are outstanding and 30,901 DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three months ended February 28, 2017 and three months ended February 29, 2016 in additional paid in capital and accrued the

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

8.
Deferred share units (continued)

following amounts as at February 28, 2017 and February 29, 2016:

	For the three months ended
	February 28, 2017		February 29, 2016
	$	shares	$	shares
Additional paid in capital	7,261	2,356	8,051	4,272
Accrued liability	8,095	3,128	7,945	3,265

9.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common stock and warrants. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing    additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

9.
Warrants (continued)

The following table provides information on the 5,201,508 warrants outstanding and exercisable as of February 28, 2017:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise

March 2013 Warrants	$ 2.10	1,491,742	March 22, 2018	372,936
July 2013 Warrants	$ 2.55	870,000	July 31, 2018	217,500
June 2016 Warrants	$ 1.93	2,839,766	June 02, 2021	1,419,883
		5,201,508		2,010,319

During the three months ended February 28, 2017, there were cash exercises in respect of 274,974 warrants (three months ended February 29, 2016 - 232,556) and no cashless exercise (three months ended February 29, 2016 - Nil) of warrants, resulting in the issuance of 137,487 (three months ended February 29, 2016 – 58,139) and Nil (three months ended February 29, 2016 - Nil) common shares, respectively.

For the warrants exercised, the Company recorded a charge to capital stock of $352,351 (three months ended February 29, 2016 - $262,463) comprised of proceeds of $265,350 (three months ended February 29, 2016 – $122,092) and the associated amount of $87,001 (three months ended February 29, 2016 - $140,371) previously recorded in additional paid in capital.

Details of warrant transactions are as follows:

	March 2013	July 2013	June 2016
	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2016	1,491,742	870,000	3,114,740	5,476,482
Exercised	-	-	(274,974)	(274,974)
Outstanding, February 28, 2017	1,491,742	870,000	2,839,766	5,201,508

	Series A	March 2013	July 2013
	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2015	2,835,000	1,724,300	870,000	5,429,300
Exercised	-	(232,556)	-	(232,556)
Expired	(2,835,000)		-	(2,835,000)
Outstanding, February 29, 2016	-	1,491,744	870,000	2,361,744

10.
Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended February 28, 2017 and February 29, 2016. The Company has non-capital loss carry-forwards at February 28, 2017, totaling $29,006,038 in Canada and $76,535 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2017 and 2032.

For the three months ended February 28, 2017, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $14,000,000 which can be carried forward indefinitely.

For the three months ended February 28, 2017, the Company had approximately $3,273,000 of unclaimed Investment Tax Credits which expire from 2025 to 2036. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

11.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at February 28, 2017, and continuing as at April 11, 2017, the Company is not aware of any pending or threatened material litigation claims except as disclosed in Note 14.

12.
Financial instruments

(a)
  Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i) The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than seven years.

(ii) The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	February 28, 2017		November 30, 2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debenture(i)	1,321,032	1,333,496	1,494,764	1,500,000

(i)
The Company calculates the interest rate for the Debenture and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debenture and the amounts due to related parties.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

12.
Financial instruments (continued)

(a)
Fair values (continued)

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, convertible debenture and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	February 28,	November 30,
	2017	2016
	$	$

Total accounts receivable	1,069,551	472,474
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,069,551	472,474

Not past due	1,019,629	427,519
Past due for more than 31 days
but no more than 60 days	3,329	3,319
Past due for more than 91 days
but no more than 120 days	46,593	41,636
Total accounts receivable, net	1,069,551	472,474

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three months ended February 28, 2017 and February 29, 2016, Par accounted for substantially all of the revenue and all of the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)
Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

12.
Financial instruments

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at February 28, 2017:

	February 28, 2017
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	1,018,352	-	-	-	-	1,018,352
Accrued liabilities	624,825	-	-	-	-	624,825
Capital lease obligations	9,497	-	-	-	-	9,497
Related parties
Employee costs payable	1,077,091	-	-	-	-	1,077,091
Convertible debenture (Note 5)	1,364,193	-	-	-	-	1,364,193
	4,093,958	-	-	-	-	4,093,958

13.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	For the three months ended
	February 28,	February 29,
	2017	2016
	$	$
Revenue
Canada	-	-
United States	1,235,366	566,937
	1,235,366	566,937

February 28,		November 30,
	2017	2016
Total assets
Canada	7,959,616	7,974,689

Total property and equipment
Canada	2,520,572	1,889,638

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2017 and February 29, 2016
(Stated in U.S. dollars)

14.
Subsequent events

 Effcective march 28, 2017, the maturity date of the Debenture was extended to October 1, 2017.

In November 2016, the Company filed an NDA for its Rexista™ product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets), relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P.'s file for its OxyContin® (extended release oxycodone hydrochloride). The Rexista™ application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Rexista™  product candidate would not infringe any of sixteen (16) patents associated with the branded product Oxycontin® (the “Oxycontin® patents”) listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017 the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc. (collectively, "Purdue parties"), Rhodes Technologies, and Grünenthal GmbH (collectively, “plaintiffs”) had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware in respect of the Company's NDA filing for Rexista™, alleging that Rexista™ infringes six (6) out of the sixteen (16) patents. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper.

As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company's Rexista™ product candidate. That time period commenced on February 24, 2017, when the plaintiffs were notified of the Company certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. The Company is confident that it does not infringe the subject patents, and will vigorously defend against these claims.

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